Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800 f 202 508 58580

April 24, 2015

direct dial 202 508 5852

direct fax 202 204 5614

eolifer@kilpatricktownsend.com

VIA EDGAR

Mr. David Lin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.
Post-Effective Amendment Number 4 to the Registration Statement on Form S-1 Filed on April 3, 2015
File No. 333-186128

Dear Mr. Lin:

On behalf of Community Financial Shares, Inc. (the “Company”), below please find the Company’s response to the telephonic comment issued by the Securities and Exchange Commission (the “Commission”) on April 21, 2015 in connection with above-referenced filing. To aid in your review, we have repeated the Commission’s comment followed by the Company’s response.

Selling Shareholders, page 27

1.	Please revise footnote 7 to the selling shareholder table to indicate the name of the natural person with voting and investment power over the Company securities beneficially owned by Fullerton Capital Partners LP.

Response to Comment No. 1:

The Company will revise footnote 7 to indicate that Richard B. Fullerton has sole voting and investment power over the Company securities beneficially owned by Fullerton Capital Partners LP. Pursuant to conversations with the Commission’s staff, this change will be reflected in the final prospectus filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933.

Mr. David Lin

U.S. Securities and Exchange Commission

April 24, 2015

If you have any questions or further comments regarding the above-referenced filing, please contact the undersigned at 202.508.5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	Donald H. Wilson, Community Financial Shares, Inc.
Aaron M. Kaslow, Kilpatrick Townsend & Stockton LLP